FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2005

             (Indicate by check mark whether the registrant files
                  or will file annual reports under cover of
                           Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                   -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.)

                               Yes       No  X
                                  -----    -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):82-__________. )

                                      N/A


                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

      This Form 6-K consists of:

      An announcement on the commenced commercial operation of Unit 3 at Huaiyin Power Plant announced by Huaneng Power International, Inc. in English on January 19, 2005.

                      HUANENG POWER INTERNATIONAL, INC.
           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)
                               (Stock Code: 902)

              OVERSEAS REGULATORY ANNOUNCEMENT - PROJECT PROGRESS

      This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

      Huaneng Power International, Inc. (the "Company") announces that a 330MW coal-fired generating unit (Unit 3) at Huaiyin Power Plant Phase II of Jiangsu Huaneng Huaiyin Power Generation Limited, which is 63.64% owned by the Company, completed the 168 hours full-load trial run on 11th January, 2005 and was put into commercial operation.

      As of todate, the Company's total generation capacity on an equity basis has increased from 20,998MW to 21,208MW.

                                                         By Order of the Board
                                                               Huang Long
                                                           Company Secretary

      As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Huang Yongda (Executive director)          Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)           Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)      Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

      Beijing, the PRC
      19th January, 2005

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                            ----------------





                          Name:    Huang Long

                          Title:   Company Secretary



         Date: January 19, 2005